EXHIBIT 99.1
LETTER TO ISSUER
9/22/2011
Versant Corporation,
Attn: Board of Directors
255 Shoreline Drive, Suite 450
Redwood City, CA 94065 USA
Tel: (650) 232-2400
Fax: (650 232-2401
Dear Mr. Delevati:
Andalusian Corporate Opportunities Master Fund L.P. currently owns 6.2% of the outstanding common stock of Versant Corporation (“Versant” or the “Company”), making us one of the Company’s largest shareholders. We have had multiple conversations with Bernhard Woebker, Jerry Wong, and when he was CEO, Jochen Witte. These meetings and conversations have been helpful in gaining a better understanding of Versant, the challenges it faces and the future opportunities it hopes to capture.
We have discussed our views about the current over-capitalization of Versant as well as our views on the gross undervaluation and misunderstanding of the Company by the public markets. As we approach the end of this fiscal year and on the heels of the strong third quarter results, we feel strongly that the time is right for Versant to be more aggressive for the benefit of its shareholders.
Versant’s stock has underperformed every meaningful benchmark over the last 4 years, including a particularly abysmal underperformance over the last 2 years during which global markets rallied dramatically.

	09/20/07- 09/20/11	09/20/09- 09/20/11
Versant Corporation	-38.1%	-34.7%
S&P 500	-13.0%	21.2%
Nasdaq Composite	2.1%	25.5%
Russell 2000	-7.1%	18.5%
Over-Capitalized. Versant is grossly over-capitalized. While we commend management’s effort to repurchase shares, the process has done little to create value for shareholders, or lower the amount of cash held on the balance sheet. As of September 19, 2011, an investor in Versant is paying only $3.55 per share for the enterprise, assuming the market is valuing the Company’s current cash at 100 cents on the dollar. With nearly 70% of an investment in cash, in a zero interest rate environment, the underlying enterprise value of Versant would need to grow approximately 50% in order to achieve a 15% return (which we believe is reasonable for a micro-cap investment). This is unrealistic.
While the share repurchase program has been a disappointment, given the Company’s strong cash flow generation, we believe the program deserves a part in the Company’s capital allocation plan. However, even after share repurchases, retiring 20% of the shares outstanding since the beginning of 2008, the Company has seen its cash balance increase by almost 9%. We believe it is important for Versant to begin a consistent dividend policy that will demonstrate to prospective investors the attractiveness of Versant’s cash flow as well as return cash to the Company’s shareholders.

Post the run-off in license inventory, it is reasonable to assume the Company can generate at least $2.5 million in free cash flow on an annual basis. We believe an annual dividend of at least $1.75 million, paid out of the Company’s cash flow, is appropriate to reward the Company’s shareholders and still allows the Company to build cash that should be used for share repurchases. Using the stock price on 9/19/11, this equates to a dividend yield of 5.2%. Under the status quo, it is clear to us that shareholders are discounting the value of Versant’s current and projected cash balance. We feel strongly that the owners of Versant will benefit greatly from the combination of a share repurchase program and an ongoing dividend. Further, we think the board should consider a one-time special dividend if the Company continues to add cash to its balance sheet after the continuation of the share-buyback program and properly implemented dividend program. A one-time dividend will by definition force investors to value the cash at 100 cents on the dollar, further showcasing the gross undervaluation being applied to Versant’s business.
Based on this we feel the Board of Directors should announce a new and continuing share-buyback program of $5 million as well as an ongoing annual dividend per share of at least $0.60.
Value as Stand-Alone Entity. We continue to question why Versant is a public company as it has little need to access public markets and annual public company costs are equal to AT LEAST 10% of the Company’s current enterprise value. Using a conservative view of free cash flow of $2.5 million, we believe Versant’s stock price is tremendously undervalued as the business should be worth over $8.50 a share ex-cash as opposed to the current $3.55 a share ex-cash at which the Company is currently trading. Further, this valuation does not include the optionality or benefits Versant would realize by selling itself to a strategic buyer that could potentially better monetize the company’s NOL’s as well as strip out public company costs which drain approximately 1/3 of the Company’s annual free cash flow. A strategic buyer should be willing to pay a substantial premium to the current share price. While we as shareholders are willing show some patience to garner the appropriate value per share, it is clear to us that Versant has little reason to continue as a stand-alone business in the public markets and would be better served by selling itself to a larger platform or by going private and stripping out exorbitant public company costs.
As a final but important note, we think it is appropriate for Jochen Witte to not stand for re-election to the board.
After Mr. Witte resigned as CEO he immediately sold his stock to the Company at a price that did not reflect the concerns the public market would have about his departure. Mr. Witte’s resignation and sale of his entire equity position shows no commitment to shareholder value, a trait we believe should be upheld by all board members.
In conclusion, we believe that Versant is undervalued but that the Company has tremendous potential to provide a strong return for its investors. We would like to see direct action taken to address the significant concerns highlighted in this letter, announced concurrently with the Company’s fiscal year end (consistent with the Company’s historical practice of disclosing capital allocation plans at this time). To be clear, this is not a condemnation of current management as we are delighted to see Mr. Woebker’s decision to continue as CEO and feel he is the right candidate to drive sales and free cash flow for the business. We look forward to the opportunity to work with Bernhard, Jerry and the Board of Directors to see that Versant is run with the best interests of all shareholders and help highlight the value of this undervalued enterprise to the public markets as well as potential strategic or financial buyers.
Regards,

Harrison Wreschner	Michael Reeber
Principal	Principal
Two Greenwich Office Park Suite 300 Greenwich, CT 06831 203.485 7550(o) 203 724 2040(f)